National Bancshares Corporation

2001 Annual Report

Financial Highlights

Financial Position

(Year End Balances)	2001	2000	Percentage Change
Total Assets	$197,763,446	$200,792,706	-1.51%
Deposits	159,519,295	162,013,585	-1.54%
Loans-Net	116,880,804	107,551,674	8.67%
Investment Securities	60,843,655	68,021,052	-10.55%
Shareholders' Equity	30,922,188	28,939,329	6.85%
Summary of Operations			
Net Interest Income	$ 8,602,390	$ 8,804,313	-2.29%
Net Income	2,527,203	2,555,271	-1.10%
Regular Cash Dividends	1,158,687	1,119,697	3.48%
Net Income Per Share	1.13	1.14	-0.88%
Cash Dividends Per Share	0.52	0.50	4.00%
Book Value Per Share	13.93	12.93	7.73%

National Bancshares Corporation is a one-bank holding company with assets of $198 million. First National Bank, its subsidiary, is headquartered in Orrville, Ohio. Serving Wayne County, southern Medina County, and parts of Stark and Holmes Counties through eleven banking offices, First National Bank offers a variety of personal and commercial deposit and lending services.



For more than 120 years, First National Bank has been a locally-owned community bank. In that time, we have never lost sight of our goal: to provide safe and secure financial services to our customers.

Dear Shareholders

This past year was very challenging for the financial services industry. A slowing economy, floundering stock market and the Federal Reserve lowering interest rates eleven times, all led to a rather interesting year. Despite these challenges, the financial industry has survived quite well. Our income was fairly level with last year, being up on a pre-tax basis by 1%. After tax, however, net income was down by 1.1%. This modest decline in net income was driven by declining net interest income. Interest income declined at a faster rate than interest expense as the Federal Reserve's interest rate reduction impacted loan rates earlier than deposit rates. The high-rate, special certificates of deposit which were issued during 2000 finally began maturing during 2001. These maturing certificates allowed interest expense to decline, thus relieving some pressure on net interest income.

Net loans increased over $9.3 million, or 8.7%, over the end of the previous year. This increase was realized mainly in real estate mortgage loans. Total assets declined by $3 million, or 1.5%, when compared to December 31, 2000. This decline occurred in investment securities and federal funds sold. Deposits also declined from the end of the previous year, dropping by approximately $2.5 million, or 1.5%. As most of the higher rate certificates of deposit matured this past year, many of them moved into savings products. Core deposits increased, but not at the same volume as rate-sensitive "hot money" that moved elsewhere as interest rates declined. Total shareholders' equity reached almost $31 million, increasing by approximately $2 million, or 6.9%, over December 31, 2000.

Total cash dividends declared in 2001 equaled 52¢ per share, a 4% increase over the total cash dividends declared in the previous year. This has continued a long-term trend of increasing cash dividends.

The market price of National Bancshares stock can be found daily on many Internet financial sites. Our stock is traded on the Over The Counter (OTC) market under the ticker symbol of NBOH. You can also access periodic press releases regarding National Bancshares Corporation dividends and other corporate matters on the Internet through PR Newswire (www.prnewswire.com). Press releases are transmitted by PR Newswire to over 150,000 sites and portals worldwide, within minutes. Press releases regarding corporate matters, products, services and staff changes may be accessed on our web site at www.fnborrville.com. By utilizing these two sites, you may access

First National Bank and National Bancshares Corporation news in a timely manner.

Recent regulatory changes have opened new areas of related business banks can enter. Taking advantage of these changes, First National Bank formed a title insurance company in May of 2001 in conjunction with the law firm Kropf, Wagner, Hohenberger and Lutz, L.L.P. This newly-formed company, First Kropf Title, LLC, is a partially-owned subsidiary of First National Bank. First Kropf Title will be used to initiate title insurance policies and close mortgage loans originated by First National Bank. This service will generate additional non-interest income for First National.

On October 2, 2001 we announced the signing of a Definitive Agreement to purchase Peoples Financial Corporation, the holding company of Peoples Federal Savings and Loan Association, located in Massillon, Ohio. Under the terms of the agreement, National Bancshares will pay $12.25 in cash for each of the 1,234,085 outstanding shares of Peoples Financial. The aggregate transaction value will be approximately $15.1 million. The merger is expected to be consummated in the early part of the second quarter of 2002, pending approval by Peoples' shareholders, regulatory approval and other customary conditions of closing. Since this is a cash deal, it will not be dilutive to the shareholders of National Bancshares. At December 31, 2001, Peoples Financial had total assets of $106.1 million, deposits of $75.9 million and shareholders' equity of $10.4 million. Peoples Financial operates three full-service offices in Massillon and a loan production office in North Canton, Ohio. This transaction provides us with an opportunity to expand into an adjacent and attractive market area.

In the fourth quarter we initiated a renovation project at our Seville office, including a new drive-up ATM, new exterior signage, and redecorating the interior. We anticipate this project to be completed shortly after the first of the year.

We offer a wide variety of financial services including safe deposit boxes, traveler's checks, and checking and savings products designed to benefit individual needs.

During the year 2000, First National established a scholarship fund with the Greater Wayne County Foundation to benefit a deserving second year student at The University of Akron Wayne College in Orrville. The first scholarship was awarded for the fall semester of 2001. The recipient was Courtney Welch, a 2000 graduate of Dalton High School. We congratulate Courtney on her academic achievements and wish her the best in her future endeavors.

In looking ahead, we see many challenges and opportunities for us in 2002. We look forward to meeting them as we expand our markets with a growing and profitable financial institution. We thank you as shareholders for your confidence in us and encourage your use of our financial products and services. We also hope you will encourage your friends and relatives to utilize our services as well, which in turn supports your investment.



Charles J. Dolezal
President and Chairman

3

Financial Review

Deposits at First National Bank are fully insured with the FDIC to $100,000.00. Additionally, First National consistently earns a prestigious Blue Ribbon rating for security and financial soundness.

National Bancshares Corporation experienced slight declines in total assets and net income in 2001. Total assets declined approximately $3.0 million, ending 2001 at $197.8 million. This represents a 1.5% decrease compared to the previous year. Average assets experienced growth in 2001, increasing to approximately $199.7 million from $195.9 million in 2000, or an increase of $3.8 million. Net income in 2001 totaled $2.5 million, down approximately 1.1% from 2000.

Cash and due from banks amounted to $6.9 million and $7.1 million at December 31, 2001 and 2000, respectively. This represents a decrease of $0.2 million, or 2.0%. Cash reserves are maintained at appropriate levels in order to meet customer needs with consideration given to security. Excess cash is invested in order to maximize a safe and profitable return on assets. A significant portion of this account represents the normal processing of outgoing cash letters, which represents checks deposited with us that were drawn on other banks.

Federal funds sold were $3.3 million and $8.1 million as of December 31, 2001 and 2000, respectively. Average balances increased during the year with 2001 averaging $8.5 million compared to $5.5 million during 2000. Federal funds sold are overnight investments with our correspondent banks. This is an investment and liquidity tool that is used to maximize the earning assets of the bank and help meet the needs of our customers.

Interest-bearing balances with banks were $2.0 million as of December 31, 2001 and 2000. Interest-bearing balances also averaged $2.0 million during 2001 and 2000.

Securities
(Millions of Dollars)


2000
1999
$70.2
1997
$80.9

Total securities decreased approximately $7.2 million, ending 2001 at $60.8 million compared to $68.0 million at the end of 2000. Strong loan demand during 2001 required a shifting of funds from securities to the loan portfolio. The average balance of taxable investment securities decreased from $49.5 million in 2000 to $47.5 million in 2001. The average balance of non-taxable investment securities decreased from $20.7 million in 2000 to $18.3 million in 2001. The market or fair value of the total portfolio was $61.3 million and $68.7 million as of December 31, 2001 and 2000, respectively.

U.S. treasury and agency obligations decreased approximately $8.2 million or 33.5% with balances of $16.6 million on December 31, 2001 compared to $24.5 million on December 31, 2000. The net market appreciation of this category was approximately $538 thousand as of December 31, 2001.

Obligations of states and political subdivisions ended 2001 at $15.7 million, which was 20.3% lower than the $19.7 million balance on December 31, 2000. The net market appreciation was approximately $528 thousand as of December 31, 2001. To assist in local development, the bank actively purchases bonds issued by local municipalities, school systems and other public entities when opportunities present themselves.

Other securities ended 2001 at $28.6 million, which was 21.7% higher than the December 31, 2000 balance of $23.5 million. This group of securities is primarily comprised of high quality corporate bonds and notes. The Corporation also maintains a portfolio of approximately $2.3 million in equity securities. The net market appreciation was approximately $595 thousand as of December 31, 2001.

Net loans increased by approximately $9.3 million, or 8.7% during 2001. Net loan balances were $116.9 million and $107.6 million on December 31, 2001 and 2000, respectively. Average net loans posted an increase of $5.6 million with a yearly average of $110.4 million for 2001.

Loans — Net
(Millions of Dollars)


$116.9
$107.6
$99.5
$92.0
$78.3

Loans collateralized by real estate totaled $91.7 million on December 31, 2001, as compared to $78.7 million as of December 31, 2000. All real estate categories, except commercial, posted increases in 2001. There was a $3.1 million decrease in commercial mortgage loans and an $11.5 million increase in residential mortgage loans. Home equity loans increased $0.8 million and construction loans increased $3.8 million. Loan demand was strong in 2001 due to lower interest rates.

Consumer loans, totaling $5.2 million on December 31, 2001, were 26.9% below the 2000 year-end total of $7.2 million. Consumer loans, which include automobile loans, faced strong competition during 2001 from auto manufacturers' special incentives. Commercial loans, which are inherently more risky than other kinds of loans, were $18.1 million and $19.9 million as of December 31, 2001 and 2000, respectively. Credit card loans increased 3.3% during the year with balances of $1.2 million on December 31, 2001. Other loans decreased $24 thousand during 2001 ending the year at $2.2 million.

The allowance for loan losses was $1.3 million at both December 31, 2001 and 2000, respectively. The allowance for loan losses to total loans percentages were 1.12% and 1.23% and net charge-offs to average loans percentages were .06% and .03% for 2001 and 2000, respectively. As with any charge-offs, the bank continues to attempt recovery where feasible. The ratio of non-performing loans to total loans was .22% for 2001 compared to .13% in 2000. The ratio of the allowance for loan losses to non-performing loans was 511% for 2001 compared to 932% for 2000. Non-performing loans consist of loans that have been placed on nonaccrual status. Management reviews the allowance for loan losses on a regular basis to determine the adequacy of the reserve. Management reviews problem loans (loans past due 90 days or more and loans on non-accrual) for unfavorable collectibility factors and assesses the requirement for specific reserves on such credits. With a slowdown in the economy, specific reserves have increased as of December 31, 2001. For those loans not subject to specific reserves, management reviews previous loan loss experience, general economic conditions and delinquent loan reports to establish appropriate reserves. A significant portion of the Corporation's loan portfolio consists of loans secured by real estate, which carry less risk than other types of loans. In addition, the majority of the loan growth during 2001 was in loans secured by real estate.

The Corporation modified its methodology during 2001 of analyzing loans not subject to specific reserves. Previously it used its peer group loan loss experience in assessing this portion of the adequacy of the loan loss reserve. This was due to the strong loan growth recently experienced by the Corporation and the lack of loss experience during such periods. As the Corporation developed its own loan loss experience during periods of strong loan growth, management felt is was appropriate to start using its own loan loss experience in assessing the adequacy of the loan loss reserve.

Premises and equipment totaled $3.0 million on December 31, 2001 as compared to $2.6 million on December 31, 2000. During 2001 capital expenditures amounted to $691 thousand and depreciation was $338 thousand. Improvements and repairs to bank buildings and equipment are performed as needed to keep them in good working order in an effort to provide convenient and pleasant banking offices to meet our customers' needs.

Deposits
(Millions of Dollars)


2001
$159.6
2000
$162.0
1999
$160.4
1998
$157.7
1997
$161.1

Total deposits posted a $2.5 million or 1.5% decrease, ending 2001 at $159.5 million, as compared to $162.0 million on December 31, 2000. Average deposits increased from $158.1 million in 2000 to $160.3 million in 2001.

Demand deposits, which represent noninterest-bearing checking accounts, ended 2001 at $27.0 million, which was a decrease of 4.3% from the December 31, 2000 balance of $28.2 million. Demand deposits fluctuate based on the needs of our customers. The average demand deposit accounts for 2001 were $26.3 million as compared to $26.5 million in 2000.

Interest-bearing checking accounts finished 2001 at $31.0 million compared to $30.4 million a year earlier. This was an increase of $0.6 million, or 1.9%. Average balances decreased by $0.7 million from $29.9 million in 2000 to $29.2 million in 2001. Interest-bearing checking accounts include our Negotiable Order of Withdrawal accounts and Money Market Deposit Accounts.

Savings accounts totaled $49.9 million on December 31, 2001, approximately $9.9 million higher than the end of the previous year. With certificates of deposit rates declining during 2001, customers moved funds from time deposits into savings accounts. Average savings accounts increased from $41.3 million during 2000 to approximately $44.1 million in 2001. First National offers passbook, statement and preferred savings accounts. Preferred savings accounts, introduced in December 2000, are tiered to pay higher rates on higher balances.

Time deposits of less than $100,000 amounted to $42.2 million and $49.3 million as of December 31, 2001 and 2000, respectively. This represents a decrease of $7.1 million or 14.5%. High-rate, special certificates of deposit that were issued during 2000 matured during 2001, with a significant portion of the funds moving into savings products. Average time balances of less than $100,000 increased approximately $1.4 million giving 2001 an average time deposit balance of $48.1 million compared to approximately $46.7 million in 2000.

Time deposits of $100,000 and over decreased from $14.1 million on December 31, 2000 to $9.5 million on December 31, 2001, as we experienced a decline in large public deposits. Average time deposits of $100,000 and over decreased by $1.1 million from 2000 giving 2001 an average of $12.6 million.

Securities sold under agreements to repurchase were $3.4 million on December 31, 2001, compared to $3.9 million at the end of 2000, or approximately $0.5 million lower. The Federal Reserve note account balance was $0.1 million and $0.6 million as of December 31, 2001 and 2000, respectively. This represents treasury, tax and loan payments that are maintained for the Federal Reserve until they request the funds. Federal Home Loan Bank advances were $2.2 million and $3.4 million at December 31, 2001 and 2000, respectively. During 2001, advances were paid down by $1.2 million. The average of other funds purchased decreased in 2001 to $6.9 million form $8.6 million during 2000.

First National Bank has helped thousands of local families purchase homes. For new homebuilders, we offer a single loan product that encompasses the construction and repayment phases, resulting in significant savings for our customers when building a home.

Shareholders' equity had an ending balance of $30.9 million on December 31, 2001. This is an increase of $2.0 million or 6.9% from the 2000 ending balance of $28.9 million. The increase is due mainly to retained earnings and an improvement in accumulated other comprehensive income. This growth translates to a $1.00 increase in book value per share, raising the book value per share to $13.93 on December 31, 2001, compared to $12.93 on December 31, 2000. Under the federal risk-based capital regulations, the Bank's total capital to risk-based assets of 18.77% on December 31, 2001 was more than twice the 8% minimum required. The Bank remains in a very favorable position when compared to its peer group in the area of capitalization.

Shareholders' equity reflects the change in accumulated other comprehensive income. This represents the unrealized appreciation or depreciation in the market value of investment securities (net of taxes) that are available for sale. During 2001, accumulated other comprehensive income increased by $0.9 million, resulting in an unrealized appreciation balance of $0.8 million at December 31, 2001. A general improvement in the market value of debt and equity investments owned, due to economic conditions and lower interest rates, has increased the market value of securities in the available for sale portfolio.

Shareholders' Equity
(Millions of Dollars)



2001	$30.9
2000	$28.9
1999	$26.9
1998	$27.2
1997	$26.2

In summary, the Corporation experienced balance sheet growth of approximately 8.7% in loans and 6.9% in shareholders' equity, offset by a decline of 1.5% in deposits.

Liquidity

Liquidity is the consideration of the corporation's ability to meet its necessary outgoing cash flow needs. Cash equivalents for the cash flow statement of $10.2 million is composed of $6.9 million in cash and due from banks and $3.3 million in federal funds sold. In addition, the Corporation has short-term funding arrangements with its correspondent banks and the Federal Home Loan Bank. Management considers the Corporation to be in a satisfactory liquidity position with the ability to meet the demands of its customers and the local economy.

Results of Operations

Net income for 2001 was $2.5 million, or approximately 1.1% below 2000's net income of $2.6 million. Net income for 2000 was approximately 1.5% above 1999's net income of $2.5 million. This equates to net income per share of $1.13 for 2001, $1.14 for 2000 and $1.12 for 1999. The primary source of income continues to be interest on loans and other investments with additional revenues generated from fees on non-interest related services.

Net Income
(Thousands of Dollars)



2001	$2,527
2000	$2,555
1999	$2,517
1998	$2,345
1997	$2,350

Interest and fees on loans of $9.0 million for 2001 was below 2000 by 2.6%, or approximately $243 thousand. Interest and fees on loans increased from 1999 to 2000, improving by 12.0%, or approximately $995 thousand. The decline in 2001 was due to a decrease in yields as interest rates declined throughout the year. The improvement in 2000 was due to an increase in average loan volume and average loan yields. Average interest yields on loans were 8.18%, 8.85% and 8.50% for 2001, 2000 and 1999, respectively.

Interest on federal funds sold was $354 thousand, $348 thousand and $489 thousand for 2001, 2000 and 1999, respectively. The increase of $6 thousand in 2001 was the result of higher volume as average rates declined from 6.32% to 4.18%. The decrease of $141 thousand in 2000 was the result of lower volume of funds sold.

Interest on taxable investment securities, which includes interest-bearing deposits with banks, decreased by approximately $259 thousand ending 2001 at $3.2 million. This 7.6% decrease in interest income was due to a decrease in the average investment balances. In 2000, interest on taxable investment securities increased by approximately $25 thousand or 0.7% from 1999. This increase was due primarily to an increase in average investment balances.

Interest on obligations of states and political subdivisions totaled $1.0 million for 2001, which was $0.2 million or 13.8% below 2000. The average balance of these investments decreased $2.4 million while the average taxable equivalent yield decreased from 8.55% in 2000 to 8.37% in 2001. Interest on obligations of states and political subdivisions totaled $1.2 million for 2000, which was $47 thousand or 3.9% below 1999. The average balances decreased $0.9 million in 2000 while the average taxable equivalent yield increased from 8.54% in 1999 to 8.55% in 2000.

Total interest and dividend income of $13.6 million for 2001 was $0.6 million lower than 2000's total of $14.2 million due primarily to lower yields on earning assets. 2000's total interest income exceeded 1999's by $0.8 million due to generally higher loan volumes and yields.

Interest on deposits totaled $4.7 million in 2001 as compared to $4.9 million in 2000. This $0.2 million or 4.5% decrease, was due principally to lower average rates on deposits, declining from 3.72% to 3.49%. Comparing 2000 to 1999, interest on deposits increased $0.4 million or 9.6%. The increase was due principally to higher average rates on deposits.

Interest expense on other funds purchased, which includes Federal Home Loan Bank advances, was $277 thousand, $512 thousand and $278 thousand for 2001, 2000 and 1999, respectively. The decrease in 2001 was due to lower average balance of funds purchased and lower rates. The increase in 2000 was primarily the result of higher average balances of Federal Home Loan Bank advances.

Net interest income before provision for loan losses was $8.6 million, $8.8 million and $8.6 million for 2001, 2000 and 1999 respectively. This represents a decrease of 2.3% in 2001 and an increase of 2.3% in 2000. The net interest margin, which is calculated on a tax equivalent basis, was 4.89% for 2001, 5.15% for 2000 and 5.14% for 1999.

The Bank provides for probable loan losses throughout the year. In 2001 the provision for loan losses was $40 thousand. In 2000 and 1999 the provision for loan losses was $62 thousand and $120 thousand, respectively. The total provision for loan losses for the last three years was $222 thousand, compared to total net charge-offs of $198 thousand for the same three-year period. The provision for loan losses is based on the Bank's past loan loss experience, current delinquencies, mix and various types of loans, general economic conditions and trends, and an evaluation of the losses inherent in the current loan portfolio.

Net interest income after provision for loan losses was $8.6 million, $8.7 million and $8.5 million in 2001, 2000 and 1999, respectively. This represents a decrease of 2.1% in 2001 and an increase of 2.7% in 2000.

Noninterest income totaled $1.1 million in 2001, and $0.8 million for 2000 and 1999. Noninterest income is primarily comprised of checking account fees, which were $656 thousand in 2001, $560 thousand in 2000 and $544 thousand in 1999. Checking account and other fees were increased effective February 1, 2001. During 2001, loans and securities were sold generating gains of $44 thousand and $97 thousand, respectively. Other noninterest income includes safety deposit box rents and other miscellaneous fees and collections.

Noninterest expenses were $6.4 million for 2001, $6.3 million in 2000 and $6.2 million in 1999. This represents an $84 thousand or 1.3% increase in 2001 and a $119 thousand or 1.9% increase in 2000. The increase in 2001 was primarily due to higher salaries and employee benefit costs. The increase in 2000 was also due to higher salaries and employee benefits plus higher miscellaneous other expenses. The higher salaries and employee benefits each year were mainly due to normal salary increases and increases in medical insurance premiums.

The income tax provision amounted to $777 thousand, $717 thousand and $634 thousand in 2001, 2000 and 1999, respectively. An increase in noninterest income combined with a decrease in nontaxable interest income, were the major factors resulting in a higher tax provision in 2001. An increase in net interest income after provision for loan losses and lower nontaxable interest income, offset by higher noninterest expenses resulted in a higher tax provision in 2000. The effective tax rate was 23.5%, 21.9% and 20.1% in 2001, 2000 and 1999, respectively.

Cash dividends declared during 2001 were $0.52 per share, compared to $0.50 per share in 2000 and $0.48 per share in 1999. The dividend payout percentage was 45.85%, 43.82% and 42.84% in 2001, 2000 and 1999, respectively. Return on average equity was 8.17%, 9.08% and 9.22% for 2001, 2000 and 1999, respectively. Return on average assets was a respectable 1.27% in 2001 and 1.30% in 2000 and 1999.

Cash Dividends Per Share
(Dollars)



Asset and Liability Management

Management considers interest rate risk to be the Corporation's most significant market risk. Management focuses on maintaining consistent growth in net interest income, while managing interest rate risk within Board-approved policy limits. The Corporation's Asset/Liability Management Committee, which consists of the Bank's Executive Officers and reports directly to the Board of Directors, monitors and manages interest rate risk in order to maintain an acceptable level of possible change in net interest income as a result of changes in interest rates. The Asset/Liability Management Committee also monitors the Corporation's liquidity levels, which were within the Corporation's policy guidelines at December 31, 2001. The Corporation does own certain equity securities, which have more price volatility compared to debt securities and does subject the Corporation to some equity risk. The Corporation does not own any trading assets and is not subject to foreign currency exchange or commodity price risk.

The Corporation uses a gap analysis model as one method to identify and manage its interest rate risk. The model measures the difference between the assets and liabilities repricing or maturing within specific time periods. The model also considers prepayment assumptions and estimated paydowns in the loan and investment portfolios. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

First National offers a variety of loan products to help customers achieve their dreams. Our personal service features a rapid response to loan applications, locally-based credit decisions and competitive fees. Our home equity line of credit gives homeowners the opportunity to quickly meet financial needs with no closing costs.

Many businesses envision expanding and updating their existing facilities. First National has powerful capital resources and proven products and services to offer businesses to help bring that vision to life. Our extensive knowledge of business financing sets us apart from other lenders.

Management's goal is to manage the Corporation's interest rate risk by maintaining the gap between interest-earning assets and interest-bearing liabilities repricing in a one-year period within a range of plus or minus 10% of total assets.

Gap analysis has limitations because it cannot measure the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. The model assumes that certain assets and liabilities of similar maturity or repricing opportunities will react the same to changes in interest rates. However, certain types of financial instruments may react in advance to changes in market rates, while other types of financial instruments may lag behind the change in general market rates.

At December 31, 2001 the Corporation had a negative one-year cumulative gap of 1.9% of total assets, indicating a slightly higher balance of rate sensitive liabilities than rate sensitive assets. The estimated impact on the net interest margin from modestly rising or falling interest rates would be relatively insignificant due to the short duration of mismatch within the first 12 months. The table below illustrates another tool used by management in assessing its interest rate sensitivity. This indicates the change in net interest income that could potentially occur in different hypothetical rate environments based on assumed cash flows. As shown below for year-end 2001, were interest rates to increase by 200 basis points, the estimated potential impact to the Corporation's net interest income would be a decrease of 1.3%, or $110 thousand. However, if rates were to decline by 200 basis points, net interest income would decrease by only 0.4%, or $38 thousand. This analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments and reactions of depositors to changes in interest rates, and should not be relied upon as being indicative of actual results. Further, it does not necessarily contemplate all actions management may undertake in response to changes in interest rates. Management continues to seek non-interest income opportunities and seeks to control expenses in an effort to offset these possible fluctuations in net interest income.

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income Over 12 Months	
	Dec. 31, 2001	Dec. 31, 2000
+200	-1.3%	-2.6%
-200	-0.4%	1.3%

Pending Acquisition

As discussed in Note 17 to the consolidated financial statements, on October 2, 2001, the Corporation entered into an Agreement and Plan of Merger to acquire Peoples Financial Corporation, a financial institution holding company located in Massillon, Ohio. While capital ratios are expected to decrease due to the impact of goodwill and other intangibles related to the transaction, all minimum capital standards will continue to be met. The Bank plans to sell certain real estate mortgages and securities to assist in funding the acquisition. This is not expected to have a material impact on the liquidity of the Corporation.

Forward-Looking Statements

The Corporation is not aware of any trend, events or uncertainties that will have or are reasonably likely to have a material affect on the liquidity, capital resources or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities which would have such an affect if implemented. The Corporation cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report or made by management of the Corporation involves risk and uncertainties and are subject to change based on various important factors. Actual results could differ materially from those expressed or implied. Additionally, the Corporation claims no notification responsibilities should their opinions change from those expressed herein.

Impact of New Accounting Standards

A new standard requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The standard does not allow hedging of a security which is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity upon adoption of the pronouncement if they wish to be able to hedge the security in the future. The standard was effective for the Corporation in 2001.

In January 2001, the Corporation adopted the new standard and transferred securities with an amortized cost of approximately $30.5 million and a fair value of approximately $30.7 million from the held to maturity to the available for sale category to take advantage of the flexibility provided by this classification. The transfer had a positive impact on the Corporation's capital, net of taxes, of approximately $134 thousand.

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company are recorded at fair value at the date of acquisition, and the excess of the purchase price over the fair value of net assets is recorded as goodwill. Under the new standard, identifiable intangible assets with finite lives will continue to be amortized, whereas unidentifiable intangible assets arising from a business combination, both amounts previously recorded and future amounts acquired, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill, with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Corporation's financial statements.

Price Ranges of Common Stock

The stock prices below reflect inter-dealer bid prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

2001	High	Low	Dividends Per Share
First Quarter	$16.50	$15.25	$.13
Second Quarter	17.00	16.05	.13
Third Quarter	16.05	16.00	.13
Fourth Quarter	16.50	15.00	.13

2000	High	Low	Dividends Per Share
First Quarter	$24.50	$19.50	$.12
Second Quarter	20.00	16.87	.12
Third Quarter	17.25	16.75	.12
Fourth Quarter	17.00	14.50	.14

Information regarding the limitations on dividends available to be paid is located in Note 11 to the Consolidated Financial Statements included herein.

Shareholder Information

Corporate Office
National Bancshares Corporation
112 West Market Street
P.O. Box 57
Orrville, Ohio 44667
(330)682-1010
www.fnborrville.com

Stock Trading Information

The shares of common stock of National Bancshares Corporation are traded on the local over-the-counter market primarily with brokers in the Corporation's service area. The ticker symbol for National Bancshares Corporation is NBOH. The Corporation had 986 shareholders of record as of December 31, 2001.

Form 10-K

A copy of the Corporation's 2001 Annual Report on Form 10-K as filed with the SEC will be furnished free of charge to shareholders upon written request to the company.

Shareholder Assistance and Transfer Agent

Shareholders with questions are invited to write or call the Transfer Agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016, 1-800-368-5948, or National Bancshares Corporation, Shareholder Services Department, at (330)682-1030. Registrar and Transfer Company can also be contacted by e-mail at invrelations@rtco.com. Their website is rtco.com.

Dividend Reinvestment Plan

This plan makes available an opportunity to increase ownership of National Bancshares Corporation common stock through the automatic reinvestment of all or part of the dividends paid to shareholders without paying brokerage commissions or service charges.

Dividend Direct Deposit Plan

This plan permits shareholders to electronically deposit cash dividends to their checking or savings accounts. This free service provides a convenient and safe method of receiving dividend payments.

First National offers businesses the convenience of electronic banking services, payroll services and commercial lines of credit. Our corporate services may be customized to fit the financial needs of each business.

9

Consolidated

Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	$ 6,935,082	$ 7,077,797
Federal funds sold	3,325,000	8,135,000
Total cash and cash equivalents	10,260,082	15,212,797
Interest-bearing time deposits with other banks	1,994,011	1,989,440
Securities available for sale	47,509,304	20,168,513
Securities held to maturity (fair value: 2001 – $13,806,578; 2000 – $48,518,291)	13,334,351	47,852,539
Federal bank stock	1,027,300	975,800
Loans, net of allowance for loan losses: 2001 – $1,321,152; 2000 – $1,343,124	116,880,804	107,551,674
Accrued interest receivable	1,219,110	1,492,613
Premises and equipment, net	2,974,524	2,621,483
Other assets	2,563,960	2,927,847
TOTAL	$197,763,446	$200,792,706
Liabilities and Shareholders Equity		
Deposits		
Noninterest-bearing	$ 27,024,824	$ 28,236,689
Interest-bearing	132,494,471	133,776,896
Total deposits	159,519,295	162,013,585
Repurchase agreements	3,422,657	3,949,485
Federal Reserve note account	111,233	615,298
Federal Home Loan Bank advances	2,207,807	3,446,086
Accrued expenses and other liabilities	1,580,266	1,828,923
Total liabilities	166,841,258	171,853,377
Shareholders' Equity:		
Common stock, no par value; 6,000,000 shares authorized; 2,289,528 shares issued	11,447,640	11,447,640
Additional paid-in-capital	4,689,800	4,689,800
Accumulated other comprehensive income (loss)	784,297	(127,139)
Retained earnings	15,620,935	14,292,805
Treasury stock, at cost (2001 - 69,335 shares; 2000 - 51,384 shares)	(1,620,484)	(1,363,777)
Total shareholders' equity	30,922,188	28,939,329
TOTAL	$197,763,446	$200,792,706

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Income

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST AND DIVIDEND INCOME:			
Loans, including fees	$ 9,036,841	$ 9,280,026	$ 8,284,749
Federal funds sold	353,756	348,202	488,523
Securities:			
Taxable	3,160,784	3,419,441	3,394,822
Nontaxable	1,005,366	1,166,910	1,214,513
Total interest and dividend income	13,556,747	14,214,579	13,382,607
INTEREST EXPENSE:			
Deposits	4,677,652	4,898,207	4,470,562
Short-term borrowings	98,275	181,576	176,391
Federal Home Loan Bank advances	178,430	330,483	101,656
Total interest expense	4,954,357	5,410,266	4,748,609
NET INTEREST INCOME	8,602,390	8,804,313	8,633,998
PROVISION FOR LOAN LOSSES	40,000	62,500	120,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,562,390	8,741,813	8,513,998
NONINTEREST INCOME			
Checking account fees	656,441	559,750	543,631
Gain on sale of loans	43,750	—	—
Securities gains	97,003	—	—
Other	348,044	289,717	292,967
Total noninterest income	1,145,238	849,467	836,598
NONINTEREST EXPENSE			
Salaries and employee benefits	3,517,438	3,353,392	3,183,466
Data processing fees	627,799	653,001	709,038
Net occupancy expense	216,709	216,918	206,157
Depreciation – furniture and fixtures	237,967	306,831	315,366
Franchise taxes	314,869	302,164	318,316
Maintenance and repairs	197,234	173,445	203,534
Other	1,291,089	1,313,008	1,263,550
Total noninterest expense	6,403,105	6,318,759	6,199,427
INCOME BEFORE INCOME TAXES	3,304,523	3,272,521	3,151,169
INCOME TAX EXPENSE	777,320	717,250	634,183
NET INCOME	$ 2,527,203	$ 2,555,271	$ 2,516,986
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	2,230,013	2,240,534	2,253,650
BASIC AND DILUTED EARNINGS PER COMMON SHARE	$ 1.13	$ 1.14	$ 1.12

See accompanying notes to consolidated financial statements.

11

Consolidated

Statements of Changes in Shareholders' Equity

Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 1999	$11,447,640	$4,689,800	$(174,514)	$11,523,005	$ (293,049)	$27,192,882
Comprehensive income:						
Net income				2,516,986		2,516,986
Other comprehensive income (loss)			(550,347)			(550,347)
Total comprehensive income						1,966,639
Cash dividends declared, $.48 per share				(1,078,202)		(1,078,202)
Shares issued under dividend reinvestment plan (5,144 shares)				19,610	135,054	154,664
Purchase of 47,296 treasury shares					(1,379,788)	(1,379,788)
Balance, December 31, 1999	11,447,640	4,689,800	(724,861)	12,981,399	(1,537,783)	26,856,195
Comprehensive income:						
Net income				2,555,271		2,555,271
Other comprehensive income			597,722			597,722
Total comprehensive income						3,152,993
Cash dividends declared, $.50 per share				(1,119,697)		(1,119,697)
Shares issued under dividend reinvestment plan (11,694 shares)				(124,168)	348,620	224,452
Purchase of 10,338 treasury shares					(174,614)	(174,614)
Balance, December 31, 2000	11,447,640	4,689,800	(127,139)	14,292,805	(1,363,777)	28,939,329
Comprehensive income:						
Net income				2,527,203		2,527,203
Other comprehensive income			911,436			911,436
Total comprehensive income						3,438,639
Cash dividends declared, $.52 per share				(1,158,687)		(1,158,687)
Shares issued under dividend reinvestment plan (2,905 shares)				(40,386)	87,738	47,352
Purchase of 20,856 treasury shares					(344,445)	(344,445)
Balance, December 31, 2001	$11,447,640	$4,689,800	$ 784,297	$15,620,935	$(1,620,484)	$30,922,188

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,527,203	$ 2,555,271	$ 2,516,986
Adjustments to reconcile net income to net cash from operating activities			
Provision for loan losses	40,000	62,500	120,000
Depreciation, amortization and accretion	160,688	352,948	492,404
Federal Home Loan Bank stock dividend	(51,500)	(47,800)	(43,500)
Gain on sale of loans	(43,750)	—	—
Change in deferred taxes	16,570	(12,888)	16,089
Net security gains	(97,003)	—	—
Change in other assets and liabilities	(124,980)	215,686	(207,856)
Net cash from operating activities	2,427,228	3,125,717	2,894,123
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in interest-bearing deposits with banks	(4,571)	(4,318)	(1,985,122)
Securities held to maturity			
Proceeds from maturities and repayments	4,581,349	6,321,926	13,128,950
Purchases	(504,500)	(3,410,530)	(7,019,241)
Securities available for sale			
Proceeds from maturities and repayments	17,576,405	3,310,000	2,090,000
Proceeds from sales	134,171	—	—
Purchases	(12,902,383)	(3,010,892)	(9,447,626)
Capital expenditures	(691,077)	(110,789)	(681,203)
Proceeds from sale of loans	1,598,277	—	—
Net increase in loans to customers	(10,923,657)	(8,082,951)	(7,614,148)
Net cash from investing activities	(1,135,986)	(4,987,554)	(11,528,390)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	(2,494,290)	1,578,237	2,720,797
Net change in short-term borrowings	(1,030,893)	1,507,742	(986,818)
Federal Home Loan Bank advances:			
Proceeds from borrowings	—	1,000,000	6,700,000
Repayments	(1,238,279)	(3,160,555)	(1,093,359)
Dividends paid	(1,183,402)	(1,208,979)	(1,063,000)
Dividends reinvested	47,352	224,452	154,664
Purchase of treasury shares	(344,445)	(174,614)	(1,379,788)
Net cash from financing activities	(6,243,957)	(233,717)	5,052,496
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,952,715)	(2,095,554)	(3,581,771)
BEGINNING CASH AND CASH EQUIVALENTS	15,212,797	17,308,351	20,890,122
ENDING CASH AND CASH EQUIVALENTS	$ 10,260,082	$15,212,797	$ 17,308,351
SUPPLEMENTAL DISCLOSURES			
Cash paid for interest	$ 5,329,612	$ 5,105,860	$ 4,758,088
Cash paid for income taxes	770,000	625,000	690,000
Non-cash items:			
Securities transferred from held to maturity to available for sale	$ 30,661,985	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

1. Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include National Bancshares Corporation and its wholly-owned subsidiary, First National Bank, Orrville, Ohio, together referred to as "the Corporation." Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its offices in Orrville, Ohio, and surrounding communities. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgage, commercial and consumer installment loans. Most loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Segments: As noted above, the Corporation provides a broad range of financial services to individuals and companies in northern Ohio. While the Corporation's chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and fair values of certain securities are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, short-term borrowing and deposits with other banks.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Federal bank stock in the consolidated financial statements consists of Federal Reserve Bank and Federal Home Loan Bank stock. These securities are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on the straight-line basis.

Intangibles: Purchased intangibles arising from prior branch acquisitions, including unidentified intangibles of $232,000 and core deposit value of $51,000 at year-end 2001, are recorded at cost and amortized over the estimated life. Unidentified intangibles amortization is straight-line and core deposit amortization is accelerated.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans: Retirement plan expense is the amount of required matching contributions plus any discretionary contributions to the Corporation's 401(k) plan as determined by Board decision. Deferred compensation plan expense allocates the benefits over the estimated years of service.

Income Taxes: Income tax expense is the total of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Earnings Per Common Share: Earnings per common share are calculated based on the weighted average number of shares outstanding during the period. There are no potentially dilutive instruments.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and limit the dividends paid by the bank to the holding company. Dividends paid by the bank to the holding company are the primary source of funds for dividends by the holding company to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Derivative Instruments and Hedging Activities: On January 1, 2001, the Corporation adopted a new accounting standard for derivative instruments and hedging activities. The standard requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Unless designated as hedges, gains or losses resulting from changes in the values of derivative instruments are reflected in the income statement. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings.

The standard does not allow hedging of a security that is classified as held to maturity. Accordingly, companies may reclassify any security from held to maturity to available for sale upon adoption of the standard if they wish to be able to hedge the security in the future. Upon adoption of the new standard, the Corporation transferred $30,458,397 of securities from held to maturity to available for sale. The $203,588 unrealized gain on the securities transferred ($134,368 after tax) is reflected as an increase in other comprehensive income. The adoption of the new standard did not have any other impact on the Company's financial statements, as it holds no derivative financial instruments.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company are recorded at fair value at the date of acquisition, and the excess of the purchase price over the fair value of net assets is recorded as goodwill. Under the new standard, identifiable intangible assets with finite useful lives will continue to be amortized, whereas unidentifiable intangible assets arising from a business combination, both amounts previously recorded and future amounts acquired, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill, with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Corporation's financial statements.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

15

2. Securities

Year-end securities are as follows:

		December 31, 2001		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
U.S. Government and federal agency		$ 540,133	$ (2,616)	$16,567,812
State and Municipal		55,614	—	2,341,209
Corporate bonds and notes		864,259	(186,053)	26,326,912
Total debt securities		1,460,006	(188,669)	45,235,933
Equity securities		144,125	(227,133)	2,273,371
Total		$1,604,131	$(415,802)	$47,509,304
Held to Maturity:				
U.S. Government and federal agency	$ —	$ —	$ —	$ —
State and Municipal	13,334,351	479,921	(7,694)	13,806,578
Mortgage-backed	—	—	—	—
Corporate bonds and notes	—	—	—	—
Total	$13,334,351	$ 479,921	$ (7,694)	$13,806,578

[Additional columns below]

[Continued from above table, first column(s) repeated]

		December 31, 2000		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
U.S. Government and federal agency		$ 68,045	$ (5,000)	$ 5,030,312
State and Municipal		44,381	(444)	2,340,567
Corporate bonds and notes		169,842	(80,474)	10,905,572
Total debt securities		282,268	(85,918)	18,276,451
Equity securities		131,500	(520,485)	1,892,062
Total		$413,768	$(606,403)	$20,168,513
Held to Maturity:				
U.S. Government and federal agency	$19,428,767	$257,726	$ (35,597)	$19,650,896
State and Municipal	17,394,142	476,061	(13,897)	17,856,306
Mortgage-backed	331,043	21,672	—	352,715
Corporate bonds and notes	10,698,587	56,035	(96,248)	10,658,374
Total	$47,852,539	$811,494	$(145,742)	$48,518,291

Proceeds from sales of securities classified as available for sale was $134,171 for the year ended December 31, 2001. There were no sales of securities in 2000 or 1999. There were no losses on securities sales in 2001.

Contractual maturities of debt securities at year-end 2001 were as follows:

	Available for Sale Fair Value	Held to Maturity Carrying Value	Fair Value
Due in one year or less	$ 4,655,269	$ 1,628,937	$ 1,665,573
Due from one to five years	17,743,507	3,971,570	4,193,186
Due from five to ten years	18,464,748	2,792,610	2,873,696
Due after ten years	4,372,409	4,941,234	5,074,123
Total	$45,235,933	$13,334,351	$13,806,578

Securities pledged at year-end 2001 and 2000 had carrying values of $28,832,000 and $33,104,000, and were pledged to secure public deposits and repurchase agreements.

3. Loans

Loans at year-end were as follows:

	2001	2000
Collateralized by real estate:		
Commercial	$ 23,933,475	$ 27,005,236
Residential	53,522,228	42,063,386
Home equity	9,426,924	8,612,004
Construction	4,769,337	1,011,188
	91,651,964	78,691,814
Other:		
Consumer	5,224,468	7,151,394
Commercial	18,050,801	19,850,559
Credit cards — unsecured	1,227,172	1,188,297
Other	2,249,271	2,273,180
	118,403,676	109,155,244
Unearned and deferred income	(197,046)	(153,114)
Unamortized discount on purchased loans	(4,674)	(107,332)
Allowance for loan losses	(1,321,152)	(1,343,124)
Total	$116,880,804	$107,551,674

Activity in the allowance for loan losses for the year was as follows:

	2001	2000	1999
Beginning balance	$1,343,124	$1,308,630	$1,296,513
Provision for loan losses	40,000	62,500	120,000
Loans charged-off	(86,182)	(56,737)	(145,959)
Recoveries	24,210	28,731	38,076
Ending balance	$1,321,152	$1,343,124	$1,308,630

Impaired loans were as follows:

	2001	2000
Year-end loans with no allocated allowance for loan losses	$58,749	$ —
Year-end loans with allocated allowance for loan losses	5,000	14,863
Amount of the allowance for loan losses allocated	5,000	14,863
Average of impaired loans during the year	$33,132	$21,178
Interest income recognized during impairment	1,283	4,315
Cash-basis interest income recognized	1,283	4,315

Loans past due over 90 days and still accruing interest at year-end 2001 and 2000 were $147,935 and $112,094. Nonaccrual loans for the same periods were $258,778 and $144,130. Non-performing loans consist primarily of residential real-estate and consumer loans. They do not include impaired loan balances.

4. Premises and Equipment

Year-end premises and equipment were as follows:

	2001	2000
Land	$ 781,156	$ 446,070
Buildings	3,733,650	3,558,760
Furniture, fixtures and equipment	3,485,231	3,311,697
	8,000,037	7,316,527
Less: Accumulated depreciation	5,025,513	4,695,044
	$2,974,524	$2,621,483

Depreciation included in noninterest expense was $338,036, $409,174, and $411,440 in 2001, 2000 and 1999.

5. Deposits

Year-end deposits were as follows:

	2001	2000
Demand, noninterest-bearing	$ 27,024,824	$ 28,236,689
Demand, interest-bearing	30,978,492	30,414,962
Savings	49,899,072	39,985,914
Time, $100,000 and over	9,451,079	14,058,111
Time, other	42,165,828	49,317,909
	$159,519,295	$162,013,585

A summary of time deposits at year-end 2001 by maturity follows:

2002	$37,847,767
2003	9,296,930
2004	3,375,682
2005	1,076,960
2006	19,568
	$51,616,907

6. Federal Home Loan Bank Advances

At year-end, advances from the Federal Home Loan Bank were as follows:

	2001	2000
Maturities through 2002, fixed rate at 6.5%	$1,207,807	$2,446,086
Maturity in 2010 fixed rate at 6.26% convertible to variable rate if 3-month LIBOR is at or above predetermined conversion	1,000,000	1,000,000
Total	$2,207,807	$3,446,086

Each advance is payable at its maturity date; advances may be paid prior to maturity with a prepayment penalty. The Bank has $41,157,000 of first mortgage loans available under a blanket lien arrangement at year-end 2001.

Minimum required principal payments are:

	Rate	
2002	6.50%	$1,207,807
2010	6.26%	1,000,000
		$2,207,807

7. Repurchase Agreements

Repurchase agreements generally mature within thirty days from the transaction date. Information concerning repurchase agreements is summarized as follows:

	2001	2000
Average balance during the year	$3,649,427	$3,090,913
Average interest rate during the year	2.22%	4.87%
Maximum month-end balance during the year	4,700,114	4,558,650

8. Benefit Plans

The Corporation has a 401(k) retirement plan that covers substantially all employees. The plan allows employees to contribute up to 15% of their pay with the Corporation matching 50% of contributions up to 6% of an employee's pay. Discretionary contributions may also be made to the plan. Total matching and discretionary contributions made by the Corporation during 2001, 2000 and 1999 amounted to $111,636, $112,011 and $106,711.

The Corporation has an Employee Stock Purchase Incentive Plan for full-time and most part-time employees. Under the Plan, each employee is entitled to receive a cash payment equal to 20% of the purchase price of Corporation common stock acquired by the employee on the open market, up to a maximum of 100 shares per calendar year.

The Corporation has a director retirement and death benefit plan for the benefit of all members of the Board of Directors. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. The retirement benefit provided to each director is an annual benefit equal to $1,000 for each year of service on the Board from and after August 24, 1994. In addition, each director has the option of deferring any portion of directors' fees to a maximum of $1,000 per month until retirement. Expense recognized in 2001, 2000 and 1999 for the director retirement and death benefit plan was $36,804, $48,232 and

$32,127.

9. Income Taxes

The components of deferred taxes were as follows:

	2001	2000
Deferred tax assets:		
Bad debts	$289,062	$296,532
Deferred loan fees	64,695	49,552
Core deposit intangibles	39,839	39,258
Deferred compensation	150,602	126,892
Capital loss carryforward	9,204	67,694
Unrealized securities losses	—	65,496
Total	553,402	645,424
Deferred tax liabilities:		
Securities accretion	54,696	33,800
Depreciation	65,316	70,448
Federal Home Loan Bank stock dividends	67,575	43,724
Investment in financial stock fund	54,622	104,193
Unrealized securities gains	404,032	—
Total	646,241	252,165
Net deferred tax asset (liabilities)	$(92,839)	$393,259

The capital loss carryforward expires in 2003.

The components of income tax expense are as follows:

	2001	2000	1999
Currently payable	$760,750	$730,138	$618,094
Deferred	16,570	(12,888)	16,089
Total	$777,320	$717,250	$634,183

17

The following is a reconciliation of income tax at the federal statutory rate to the effective rate of tax on the financial statements:

| | Years Ended December 31, | | | | | |
| | 2001 | | 2000 | | 1999 | |
	Rate	Amount	Rate	Amount	Rate	Amount
Tax at federal statutory rate	34%	$1,123,538	34%	$1,112,657	34%	$1,071,397
Tax-exempt income	(10)	(339,366)	(12)	(384,858)	(13)	(406,658)
Other	—	(6,852)	—	(10,549)	(1)	(30,556)
Income tax expense	24%	$ 777,320	22%	$ 717,250	20%	$ 634,183

10. Related Party Transactions

Loans to principal officers, directors, and their affiliates in 2001 were as follows:

Beginning balance	$ 4,381,311
New loans	2,561,590
Repayments	(2,616,478)
Ending balance	$ 4,326,423

Unused commitments to these related parties totaled $1,614,427 at year-end 2001. Related party deposits totaled $5,212,000 at year-end 2001.

11. Regulatory Matters

The Bank is restricted by regulation in the amount of dividends it may pay to the holding company. Under the most restrictive dividend limitations, approximately $63,000 is available for the Bank to pay dividends to the holding company at year-end 2001.

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion are limited and capital restoration plans are required. The Corporation and the Bank are considered well capitalized for regulatory purposes. Management is not aware of any matters after December 31, 2001 that would cause its capital category to change.

Actual and required capital amounts and ratios are presented below at year-end.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total capital to risk-weighted assets						
Consolidated	$31,120	22.71%	$10,964	8.00%	$13,705	10.00%
Bank	25,258	18.77	10,765	8.00	13,456	10.00
Tier 1 capital to risk-weighted assets						
Consolidated	29,799	21.74	5,482	4.00	8,223	6.00
Bank	23,937	17.79	5,382	4.00	8,073	6.00
Tier 1 capital to average assets						
Consolidated	29,799	14.98	7,956	4.00	9,945	5.00
Bank	23,937	12.17	7,867	4.00	9,834	5.00
2000						
Total capital to risk-weighted assets						
Consolidated	$29,817	22.22%	$10,735	8.00%	$13,419	10.00%
Bank	25,644	19.40	10,573	8.00	13,217	10.00
Tier 1 capital to risk-weighted assets						
Consolidated	28,474	21.22	5,368	4.00	8,051	6.00
Bank	24,301	18.39	5,287	4.00	7,930	6.00
Tier 1 capital to average assets						
Consolidated	28,474	14.53	7,836	4.00	9,795	5.00
Bank	24,301	12.52	7,762	4.00	9,703	5.00

12. Commitments, Contingencies and Financial Instruments with Off-Balance-Sheet Risk

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met. These agreements usually have fixed expiration dates. Commitments may expire without being used. Off- balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year-end:

	2001	2000
Unused lines of credit	$25,871,000	$24,113,000
Letters of credit	980,000	1,012,000

Of the above unused lines of credit, approximately $5,365,000 pertains to fixed-rate commitments, and variable-rate commitments account for approximately $20,506,000. In addition, rates on unused lines of credit range from 4.25% to 16.9%.

The Corporation was required to have approximately $2,257,000 and $2,060,000 of cash on hand or on deposit with the Federal Reserve Bank at year-end 2001 and 2000. These balances do not earn interest.

13. Fair Values of Financial Instruments

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 10,260,082	$ 10,260,000	$ 15,212,797	$ 15,213,000
Interest-bearing deposits	1,994,011	2,000,000	1,989,440	1,992,000
Securities available for sale	47,509,304	47,509,000	20,168,513	20,169,000
Securities held to maturity	13,334,351	13,807,000	47,852,539	48,518,000
Federal bank stock	1,027,300	1,027,000	975,800	976,000
Loans, net	116,880,804	118,702,000	107,551,674	106,753,000
Accrued interest receivable	1,219,110	1,219,000	1,492,613	1,493,000
Financial liabilities				
Deposits	$(159,519,295)	$(159,107,000)	$(162,013,585)	$(161,809,000)
Short-term borrowings	(3,533,890)	(3,534,000)	(4,564,783)	(4,565,000)
Federal Home Loan Bank advances	(2,207,807)	(2,170,000)	(3,446,086)	(3,443,000)
Accrued interest payable	(465,049)	(465,000)	(840,304)	(840,000)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal bank stock, accrued interest receivable and payable, demand and savings deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items, based on the current fees or cost that would be charged to enter into or terminate such arrangements, is not material.

14. Other Comprehensive Income

Other comprehensive income (loss) components and related taxes were as follows:

	2001	2000	1999
Unrealized holding gains and losses on available-for-sale securities	$1,343,599	$ 905,639	$(833,859)
Cumulative effect of adopting new accounting standard	134,368	—	—
Less reclassification adjustment for gains and losses later recognized in income	(97,003)	—	—
Net unrealized gains and losses	1,380,964	905,639	(833,859)
Tax effect	(469,528)	(307,917)	283,512
Other comprehensive income (loss)	$ 911,436	$ 597,722	$(550,347)

15. Quarterly Financial Data (unaudited)

	Interest Income	Net Interest Income	Net Income	Earnings per Share Basic and Diluted
2001				
First quarter	$3,624,712	$2,195,316	$626,179	$ .28
Second quarter	3,420,568	2,066,414	595,145	.27
Third quarter	3,356,060	2,160,135	627,589	.28
Fourth quarter	3,155,407	2,180,525	678,290	.30
2000				
First quarter	$3,356,065	$2,138,497	$571,436	$ .26
Second quarter	3,503,382	2,223,594	600,917	.27
Third quarter	3,658,595	2,200,604	660,791	.29
Fourth quarter	3,696,537	2,241,618	722,127	.32

16. Parent Company Only Condensed Financial Information

Condensed financial statements for National Bancshares Corporation (parent only) are as follows:

BALANCE SHEETS

	December 31, 2001	December 31, 2000
Assets		
Cash	$ 3,709,064	$ 2,462,067
Investment in Bank subsidiary	25,058,964	24,766,285
Securities available for sale	2,273,371	1,892,062
Other assets	169,414	132,255
Total assets	$31,210,813	$29,252,669
Liabilities and shareholders' equity		
Dividends payable	$ 288,625	$ 313,340
Shareholders' equity	30,922,188	28,939,329
Total liabilities and shareholders' equity	$31,210,813	$29,252,669

STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
Income			
Dividends from Bank subsidiary	$2,851,398	$2,265,174	$2,255,794
Other dividends	28,715	30,000	92,300
Securities gains	97,003	—	—
Total income	2,977,116	2,295,174	2,348,094
Expenses			
Miscellaneous expense	(33,100)	(24,783)	(25,508)
Undistributed equity in net income of Bank	(416,813)	284,880	194,400
Net income	$2,527,203	$2,555,271	$2,516,986

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities			
Net income	$ 2,527,203	$ 2,555,271	$ 2,516,986
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of Bank	416,813	(284,880)	(194,400)
Securities gains	(97,003)	—	—
Change in other assets and liabilities	(141,192)	—	—
Net cash from operating activities	2,705,821	2,270,391	2,322,586
Cash flows from investing activities			
Purchase of securities	(112,500)	—	(651,250)
Sales of securities	134,171	—	—
Return of capital	—	—	90,000
Net cash from investing			

activities	21,671	—	(561,250)
Cash flows from financing activities			
Dividends paid	(1,183,402)	(1,208,979)	(1,063,000)
Dividends reinvested	47,352	224,452	154,664
Purchase of treasury shares	(344,445)	(174,614)	(1,379,788)
Net cash from financing activities	(1,480,495)	(1,159,141)	(2,288,124)
Net increase (decrease) in cash	1,246,997	1,111,250	(526,788)
Cash, beginning of year	2,462,067	1,350,817	1,877,605
Cash, end of year	$ 3,709,064	$ 2,462,067	$ 1,350,817

17. Pending Acquisition

On October 2, 2001, the Boards of Directors of the Corporation and Peoples Financial Corporation (Peoples Financial), the holding company of Peoples Federal Savings and Loan Association of Massillon, Ohio, announced the signing of a definitive agreement for the Corporation to acquire Peoples Financial. At December 31, 2001, Peoples Financial had (unaudited) assets of $106 million, deposits of $76 million and operated three full-service branches in Massillon and a loan production office in North Canton, Ohio. The agreement provides for shareholders of Peoples Financial to receive $12.25 in cash for each of the 1,234,085 Peoples Financial Corporation common shares. The acquisition, valued at $15.1 million, is expected to close in the second quarter of 2002. The transaction has been approved by the Boards of Directors of both companies and is subject to approval by the regulators and Peoples Financial's shareholders.

The Corporation will account for the acquisition as a purchase and will include Peoples Financial's results of operations from the effective date of the acquisition in its 2002 financial statements.

To raise a portion of the cash needed to effect the merger transaction, management anticipates selling approximately $8 million in fixed rate mortgage loans. These assets have not yet been specifically identified by management. No material loss is anticipated on the sale.



Report of Independent Auditors

Board of Directors and Shareholders
National Bancshares Corporation
Orrville, Ohio

We have audited the accompanying consolidated balance sheets of National Bancshares Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1, during 2001 the Company adopted new accounting guidance on derivatives.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 22, 2002

Analysis of Net Interest Earnings

Rate spread and effective rate differential (on a tax equivalent basis). The following table presents an analysis of net interest earning assets and interest bearing liabilities.

(Dollars in Thousands)	2001 Daily Average Balance	2001 Interest	2001 Average Rate	2000 Daily Average Balance	2000 Interest	2000 Average Rate	1999 Daily Average Balance	1999 Interest	1999 Average Rate
Assets									
Interest earning assets:									
Investment securities:									
Taxable	$ 47,532	$ 3,039	6.53%	$ 49,488	$ 3,297	6.53%	$ 50,052	$ 3,327	6.56%
Nontaxable (tax equivalent basis)*	18,253	1,523	8.37%	20,658	1,769	8.55%	21,542	1,840	8.54%
Federal funds sold	8,469	354	4.18%	5,506	348	6.32%	10,002	488	4.88%
Interest-bearing deposits	1,991	122	6.13%	1,987	122	6.14%	1,119	68	6.08%
Net loans (including nonaccrual loans)	110,418	9,037	8.18%	104,856	9,280	8.85%	97,438	8,285	8.50%
Total interest earning assets	186,663	14,075	7.54%	182,495	14,816	8.12%	180,153	14,008	7.78%
All other assets	13,037			13,413			13,505		
Total Assets	$199,700			$195,908			$193,658		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Interest bearing checking	$ 29,163	$ 427	1.46%	$ 29,914	$ 530	1.77%	$ 30,837	$ 568	1.84%
Savings	44,117	1,119	2.54%	41,306	1,072	2.60%	43,630	1,130	2.59%
Time, $100,000 and over	12,581	654	5.20%	13,726	835	6.08%	15,125	680	4.50%
Time, other	48,092	2,477	5.15%	46,700	2,461	5.27%	42,385	2,093	4.94%
Other funds purchased	6,917	277	4.00%	8,637	512	5.93%	6,335	278	4.39%
Total interest bearing liabilities	140,870	4,954	3.52%	140,283	5,410	3.86%	138,312	4,749	3.43%
Demand deposits	26,344			26,470			27,132		
Other liabilities	1,543			1,020			910		
Shareholders' equity	30,943			28,135			27,304		
Total Liabilities and Shareholders' Equity	$199,700			$195,908			$193,658		
Net interest income (tax equivalent basis)*		$ 9,121			$ 9,406			$ 9,259	
Net interest spread			4.02%			4.26%			4.35%
Net yield on total earning assets*			4.89%			5.15%			5.14%

*   *Tax equivalence based on highest statutory tax rate of 34%.*

Historical Financial Summary

Financial Position (Year End Balances)	2001	2000	1999	1998	1997*
Total Assets	$197,763,446	$200,792,706	$197,402,543	$190,203,604	$182,982,332
Cash and Due from Banks	6,935,082	7,077,797	8,538,351	7,675,122	8,068,623
Investment Securities	60,843,655	68,021,052	70,214,050	69,808,933	80,940,781
Loans-Net	116,880,804	107,551,674	99,531,223	92,037,075	78,257,778
Deposits	159,519,295	162,013,585	160,435,348	157,714,551	151,081,856
Borrowings	5,741,697	8,010,869	8,663,682	4,043,859	4,576,966
Shareholders' Equity	30,922,188	28,939,329	26,856,195	27,192,882	26,177,793
Book Value Per Share	$ 13.93	$ 12.93	$ 12.01	$ 11.93	$ 11.48
Summary of Operations					
Total Interest Income	$ 13,556,747	$ 14,214,579	$ 13,382,607	$ 13,235,138	$ 13,157,905
Total Interest Expense	4,954,357	5,410,266	4,748,609	4,999,452	5,071,870
Net Interest Income	8,602,390	8,804,313	8,633,998	8,235,686	8,086,035
Provision for Loan Losses	40,000	62,500	120,000	120,000	120,000
Net Interest Income After Provision for Loan Losses	8,562,390	8,741,813	8,513,998	8,115,686	7,966,035
Total Noninterest Income	1,145,238	849,467	836,598	874,699	745,380
Total Noninterest Expense	6,403,105	6,318,759	6,199,427	6,051,569	5,680,885
Income Before Income Taxes	3,304,523	3,272,521	3,151,169	2,938,816	3,030,530
Income Taxes Expense	777,320	717,250	634,183	594,171	680,943
Net Income	$ 2,527,203	$ 2,555,271	$ 2,516,986	$ 2,344,645	$ 2,349,587
Net Income Per Share	$ 1.13	$ 1.14	$ 1.12	$ 1.03	$ 1.03
Cash Dividends	$ 1,158,687	$ 1,119,697	$ 1,078,202	$ 1,001,743	$ 948,651
Cash Dividends Per Share	$ 0.52	$ 0.50	$ 0.48	$ 0.44	$ 0.42
Dividend Payout Percentage	45.85%	43.82%	42.84%	42.72%	40.38%
Weighted Average Number of Shares Outstanding	2,230,013	2,240,534	2,253,650	2,281,166	2,285,812
Return on Average Assets	1.27%	1.30%	1.30%	1.27%	1.31%
Return on Average Equity	8.17%	9.08%	9.22%	8.71%	9.23%
Average Equity to Average Assets	15.49%	14.36%	14.10%	14.57%	14.21%
Risk-Based Capital Percentage	22.71%	22.22%	21.81%	23.80%	23.75%
Full Time Equivalent Staff	103	103	101	96	96
Average Total Assets to Full Time Equivalent Staff	$ 1,938,835	$ 1,902,022	$ 1,917,411	$ 1,924,474	$ 1,866,035

* *All share and per share data restated for 100% stock dividend on May 29, 1998.*

23

Directors

Charles J. Dolezal
Chairman, President, Chief Executive Officer

Sara Balzarini
Member of Management Committee
Contours, Ltd.

Bobbi Douglas
Executive Director
STEPS at Liberty Center
Every Woman's House

John W. Kropf
Attorney
Kropf, Wagner, Hohenberger & Lutz, L.L.P.

Steve Schmid
President
Smith Dairy Products, Inc.

John E. Sprunger
President
Kidron Auction, Inc.

Howard J. Wenger
President
Wenger Excavating, Inc.
Lake Region Oil, Inc.
Northstar Asphalt, Inc.

James F. Woolley
Chief Executive Officer
R.W. Screw Products, Inc.

Albert Yeagley
Plant Manager
J.M. Smucker Company

Robert F. Gumz
Director Emeritus

Officers

National Bancshares Corporation

Charles J. Dolezal
President

Kenneth R. VanSickle
Senior Vice President,
Secretary

Lawrence Cardinal, Jr.
Vice President, Treasurer

First National Bank

Charles J. Dolezal
President

Control
Lawrence Cardinal, Jr.
Vice President & Controller

Angela Smith
Assistant Controller

Lending
Kenneth R. VanSickle
Senior Vice President,
Chief Loan Officer

Scott Holmes

Assistant Vice President,
Manager of Loan Department

Dean Karhan
Assistant Vice President,
Commercial Loan Officer

Sara Martin
Loan Officer

Carol Yoder
Loan Officer

Operations
Robert Woodruff
Vice President & Cashier

Jackie Samsa
Assistant Vice President,
Manager of Human Resources

Jan Zacharias
Operations Officer

Sales and Business Development
Harold Berkey
Vice President of Customer Services

Security/Compliance
Ron Armentrout
Assistant Vice President,
Security Officer, Compliance Officer

Audit
Jim Huntsberger
Auditor

Branch Administration

Carolyn Forrer
Administrative Officer,
Manager Main Office Lobby

Karen Haueter
Assistant Vice President,
Manager Smithville Office

Michelle Kieffaber
Loan Officer,
Dalton Office

James Kuschmeader
Assistant Vice President,
Manager Seville Office

Susan Kutz
Administrative Officer,
Manager West High Office

Larry Kytta
Assistant Vice President,
Manager Lodi Office

Betty Lyon
Assistant Vice President,
Manager Midway Office

Matthew Miller
Assistant Vice President,
Manager Mt. Eaton Office

Steve Riddick
Assistant Vice President,
Manager Cleveland Road Office

Valerie Stein
Assistant Vice President,
Manager Kidron Office

Rita Tyrrell
Administrative Officer,
Dalton Office

Offices

Main Office
112 West Market St.
Orrville
(330)682-1010

Cleveland Road Office
1725 Cleveland Rd.
Wooster
(330)263-1725

Dalton Office
12 West Main St.
Dalton
(330)828-2227

Kidron Office
4934 Kidron Rd.
Kidron
(330)857-3101

Lodi Office
106 Ainsworth St.
Lodi
(330)948-1414

Midway Office
U.S. Rt. 30 at Co. Rd. 44
Apple Creek
(330)264-8070

Mt. Eaton Office
15974 East Main St.
Mt. Eaton
(330)857-4301 or (330)359-5476

Northside Office
1720 North Main St.
Orrville
(330)682-2342

Seville Office
121 Greenwich Rd.
Seville
(330)769-3105

Smithville Office
153 East Main St.
Smithville
(330)669-2611

West High Office
1320 West High St.
Orrville
(330)682-2881



**National
Bancshares
Corporation**
112 West Market Street
Orrville, Ohio 44667
(330) 682-1010
www.fnborrville.com
Member FDIC
Equal Housing Lender